UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

CERAGON NETWORKS LTD.
 (Exact name of registrant as specified in its charter)

ISRAEL	0- 30862	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
24 Raoul Wallenberg St., Tel- Aviv 69719, Israel
(Address of principal executive offices) (Zip Code)

Doron Arazi, Executive Vice President, Chief Financial Officer & Deputy CEO Tel: +972-3-543-1660 (Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Ceragon Networks Ltd. (the “Company”) has evaluated its current product lines and determined that certain products we manufacture or contract to manufacture may contain tin, tungsten, tantalum and/or gold, which are defined as “conflict minerals” (“3TG”). Accordingly, the Company is filing this disclosure along with a Conflict Minerals Report to disclose the measures we have taken to determine the origin of the conflict minerals used in our products.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.ceragon.com/about-us/ceragon/corporate-governance

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ceragon Networks Ltd. (Registrant)

Dated: May 30, 2018	By:	/s/ Doron Arazi
Doron Arazi
EVP, Chief Financial Officer & Deputy CEO